This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the Offer to Purchase dated March 21, 2002 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal, which are being mailed to all holders of shares. Capitalized terms not defined in this announcement have the meanings ascribed to such terms in the Offer to Purchase. We are not aware of any jurisdiction where the making of the offer or its acceptance would not be in compliance with the laws of such jurisdiction. If we become aware of any jurisdiction where the making of the offer or the acceptance of shares in the offer is not in compliance with the laws of such jurisdiction, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on our behalf by Credit Suisse First Boston Corporation (“Credit Suisse First Boston”), the Dealer Manager of this offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

DaVita Inc.

Up To 24,000,000 Shares Of Its Common Stock

At A Purchase Price Not In Excess Of
$25.00 Nor Less Than $20.00 Per Share

DaVita Inc., a Delaware corporation, invites its stockholders to tender DaVita common stock, par value $0.001 per share, for purchase by DaVita. We are offering to purchase up to 24,000,000 shares at a price not in excess of $25.00 nor less than $20.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their shares. Our offer is being made upon the terms and subject to the conditions described in the Offer to Purchase dated March 21, 2002 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 19, 2002, UNLESS THE OFFER IS EXTENDED.
The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to certain other conditions described in the Offer to Purchase, including DaVita having obtained sufficient financing for the offer and the consummation of our concurrent tender offer for our 9 1/4% senior subordinated notes due 2011.
We believe that the offer is a prudent use of our financial resources given our current and projected leverage ratios relative to our targeted range of total debt to total equity. In addition, our current assessment of industry growth prospects suggests that we will have more cash flow and debt capacity than high-return investment opportunities. Accordingly, we are conducting this offer.
Our Board of Directors has approved the offer. However, neither we nor our Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering shares or as to the purchase price at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. In doing so, stockholders should consider our reasons for making the Offer. We have been advised that our directors and executive officers currently do not intend to tender any shares pursuant to the offer.
We will determine a single per share price that we will pay for all shares that we purchase in the offer, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to purchase 24,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered. Only shares properly tendered at prices at or below that purchase price and not properly withdrawn will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment.
The term “Expiration Date” means 9:00 a.m., New York City time, on Friday, April 19, 2002. We may, in our sole discretion, extend the period of time during which the offer will remain open. In the event of an extension, the term “Expiration Date” will mean the latest time and date at which the offer, as extended by us, will expire. We reserve the right, in our sole discretion, to purchase more than 24,000,000 shares pursuant to the offer. For purposes of the offer, we will be deemed to have accepted for payment, and therefore purchased, subject to the “odd lot” priority, proration and conditional tender provisions of the offer, shares properly tendered at or below the selected purchase price and not properly withdrawn only when, as and if we give oral or written notice to The Bank of New York, the Depositary for the offer, of its acceptance of shares for payment pursuant to the offer. Payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for the shares, or a timely confirmation of a book-entry transfer of the shares into the Depositary's account at The Depository Trust Company, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any other required documents. Upon the terms and subject to the conditions of the offer, if at the expiration of the offer more than 24,000,000 shares, or a greater number of shares as we may elect to purchase, have been validly tendered at prices at or below the purchase price and not properly withdrawn, we will purchase shares validly tendered and not properly withdrawn on the following basis: (a) First, we will purchase all shares tendered and not properly withdrawn prior to the Expiration Date by any Odd Lot Holder who: (1) tenders all shares owned beneficially or of record by the Odd Lot Holder at a price at or below the purchase price (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and (2) completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery; and (b) Second, after the purchase of all of the shares properly tendered by Odd Lot Holders, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, we will purchase all other shares properly tendered at prices at or below the purchase price and not properly withdrawn before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares as described in the Offer to Purchase.
We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events described in Section 7 of the Offer to Purchase have occurred or are deemed by us to have occurred, to extend the period of time during which the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. During any extension, all shares previously tendered and not properly withdrawn will remain subject to the offer and to the rights of a tendering stockholder to withdraw the stockholder’s shares. We also expressly reserve the right, in our sole discretion, to terminate the offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement.
Tenders of shares may be withdrawn at any time before the Expiration Date and, unless previously accepted for payment by us pursuant to the offer, may also be withdrawn at any time after 9:00 a.m., New York City time, on Friday, May 17, 2002. For the withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses described on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the serial numbers shown on the certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the shares have been tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither we, nor the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notice of any defects or irregularities in any tender or notice of withdrawal, nor will any of us incur liability for failure to give any notice.
The receipt of cash in exchange for shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. Each holder will be treated as either (1) disposing of his or her shares in a taxable sale or (2) receiving a dividend distribution. A holder whose receipt of cash is not essentially equivalent to a dividend will be treated as disposing of his or her shares in a taxable sale. Each stockholder is urged to consult a tax advisor as to the particular consequences relating to the offer. For a more complete description of certain U.S. federal income tax consequences of the offer see “Material United States Federal Income Tax Consequences” in the Offer to Purchase.
The information required to be disclosed by Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares whose names appear on our stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.
The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should read them carefully before deciding whether to accept or reject the offer and, if accepted, at which price or prices to tender their shares.
Questions and requests for assistance may be directed to, and stockholders may request additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from, the Information Agent or the Dealer Manager at their addresses and telephone numbers below.

The Information Agent for the Offer is:

17 State Street, 10th Floor New York, NY 10004
Banks and Brokers call collect: (212) 440-9800
All Others Call Toll Free: (866) 800-0506

The Dealer Manager for the Offer is:

Eleven Madison Avenue
New York, NY 10010-3629
Call Toll Free: (800) 881-8320

March 21, 2002